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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
    ------------------------------------------------------------------------
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               JCC HOLDING COMPANY
                                (Name of Issuer)

                               JCC HOLDING COMPANY
                        HARRAH'S OPERATING COMPANY, INC.
                            SATCHMO ACQUISITION, INC.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                 --------------
                                    46611Q403
                      (Cusip Number of Class of Securities)
    ------------------------------------------------------------------------
                               JCC HOLDING COMPANY
                                 ONE CANAL PLACE
                           365 CANAL STREET, SUITE 900
                          NEW ORLEANS, LOUISIANA 70130
                         Telephone Number (504) 533-6000

                        HARRAH'S OPERATING COMPANY, INC.
                               ONE HARRAH'S COURT
                             LAS VEGAS, NEVADA 89119
                         Telephone Number (702) 407-6000

                            SATCHMO ACQUISITION, INC.
                               ONE HARRAH'S COURT
                             LAS VEGAS, NEVADA 89119
                         Telephone Number (702) 407-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:
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       Virginia Boulet, Esq.                            Charles K. Ruck, Esq.
        Adams and Reese LLP                               Latham & Watkins
       4500 One Shell Square                           650 Town Center Drive
    New Orleans, Louisiana 70139                             20th Floor
           (504) 581-3234                           Costa Mesa, California 92626
                                                           (714) 540-1235

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This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [  ] A tender offer.

         d. [  ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

         Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
          $54,103,020                                          $4,977


         * Determined by (1) multiplying 4,577,719 shares of common stock, par value $0.01 per share, of JCC Holding Company by $10.54 per share and (2) the aggregate difference between $10.54 and the exercise prices for options to acquire 832,548 shares of common stock.

         ** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11(c)(1) equals .000092 of the transaction cash payment.

         [X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $4,977               Filing Party:  JCC Holding Company
Form or Registration No.: Schedule 14A        Date Filed: August 26, 2002

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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement ("Schedule 13E-3") is being filed jointly by JCC Holding Company, a Delaware corporation ("JCC"), Harrah's Operating Company, Inc., a Delaware corporation ("Harrah's Operating Company"), and Satchmo Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Harrah's Operating Company ("Satchmo"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed the merger of JCC with Satchmo.

         JCC, Harrah's Operating Company and Satchmo have entered into an Agreement and Plan of Merger dated July 30, 2002 (the "Merger Agreement"), whereby Satchmo will be merged with and into JCC, and JCC will become a wholly-owned subsidiary of Harrah's Operating Company. Upon the effectiveness of the merger ("Effective Time"), each share of JCC common stock, issued and outstanding immediately prior to the Effective Time, will be converted into and represent the right to receive $10.54 in cash, without interest. Each outstanding option to purchase shares of JCC's common stock will be cancelled at the Effective Time and each option holder will be entitled to receive a cash payment, without interest, equal to the difference between $10.54 and the exercise price per share of the option, multiplied by the number of shares subject to the option.

         The Merger Agreement has been approved by JCC's Board of Directors upon the recommendation of a special committee of the board of directors and the independent financial advisor to that special committee. JCC's stockholders will be asked to vote upon the adoption of the Merger Agreement at a special meeting of the stockholders of JCC (the "Special Meeting"); the date of the special meeting has not been set.

         This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Schedule 13E-3, JCC is filing a preliminary proxy statement ("Proxy Statement") under Regulation 14A of the Securities and Exchange Act of 1934, as amended, pursuant to which the stockholders of JCC will be given notice of, and an opportunity to vote on, a proposal to approve the Merger Agreement at the special meeting. A copy of the Proxy Statement is attached hereto as Exhibit
(a), and the Merger Agreement has been filed by JCC as Appendix A to the Proxy Statement. The information in the Proxy Statement, including all appendixes thereto, is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13E-3 are qualified in their entirety by such disclosures in the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the Proxy Statement under the caption "PARTIES TO THE MERGER" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SPECIAL MEETING OF STOCKHOLDERS--Record Date, Voting Rights, Quorum and Revocability of Proxies;" and "--Required Vote" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "TRADING MARKETS AND MARKET PRICE" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "TRADING MARKETS AND MARKET PRICE--Dividend Policy" is incorporated herein by reference.

         (e) Not applicable.


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         (f) The information set forth in the Proxy Statement under the caption
"SPECIAL FACTORS -Background of Harrah's Operating Company's Interest in JCC's Common Stock " is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth in the Proxy Statement under the caption "PARTIES TO THE MERGER" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "PARTIES TO THE MERGER" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "PARTIES TO THE MERGER" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Merger;" "--Dissenters' Rights of Appraisal;" "SPECIAL MEETING OF STOCKHOLDERS--Record Date, Voting Rights, Quorum and Revocability of Proxies;" "--Required Vote;" "SPECIAL FACTORS--Background of the Merger;" "--JCC's Reasons for the Merger and Board of Directors' Recommendation;" "--Interests of Certain Persons in the Merger;" "--The Opinion of the Financial Advisor to the Special Committee;" "--Certain Effects of the Merger;" " CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF JCC COMMON STOCK;" and "DISSENTERS' AND APPRAISAL RIGHTS" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "SUMMARY--Dissenters' Rights of Appraisal" and "DISSENTERS' AND APPRAISAL RIGHTS" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS--Who can help answer my Questions" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Litigation between JCC and Harrah's Entertainment's Affiliated Entities that will be Dismissed in Connection with the Merger" and "--Background of Harrah's Operating Company's Interest in JCC's Common Stock" is incorporated herein by reference.

         (b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;" "--Background of Harrah's Operating Company's Interest in JCC's Common Stock;" and "THE MERGER AGREEMENT" is incorporated herein by reference.

         (e) The information contained in the sections entitled "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;" "--Interest of Certain Persons in the Merger;" "--Certain Effects of the Merger;" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.


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ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Certain Effects of the Merger" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Certain Effects of the Merger" and "--Plans for JCC After the Merger" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY--Information Concerning the Special Meeting;" "--The Merger;" "SPECIAL MEETING OF STOCKHOLDERS--Purpose;" "SPECIAL FACTORS--Background of the Merger;" "--JCC's Reasons for the Merger and Board of Directors' Recommendation;" "--Reasons of Harrah's Operating Company for the Merger; Position of Harrah's Entertainment, Harrah's Operating Company and Satchmo as to the Fairness of the Merger;" "--The Opinion of the Financial Advisor to the Special Committee;" and "--Certain Effects of the Merger" is incorporated herein by reference.

         (b) Not applicable.

         (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Merger;" "--JCC's Reasons for the Merger and Board of Directors' Recommendation;" "--Reasons of Harrah's Operating Company for the Merger; Position of Harrah's Entertainment, Harrah's Operating Company and Satchmo as to the Fairness of the Merger;" and "--The Opinion of the Financial Advisor to the Special Committee;" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE MERGER;"
"SUMMARY--Information Concerning the Special Meeting;" "--Special
Consideration;" "--The Merger;" "SPECIAL MEETING OF STOCKHOLDERS--Purpose;" "SPECIAL FACTORS--Certain Effects of the Merger;" "--Plans for JCC After the Merger;" "--Financing of the Merger;" " CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF HOLDERS OF JCC COMMON STOCK;" "THE MERGER AGREEMENT--The Merger; Merger Consideration;" and "--Conditions to the Completion of the Merger" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--Special Factors;" "SPECIAL MEETING OF STOCKHOLDERS--Purpose;" "SPECIAL FACTORS-- Background of the Merger;" "--The Opinion of the Financial Advisor to the Special Committee;" "--JCC's Reasons for the Merger and Board of Directors' Recommendation;" and "--Reasons of Harrah's Operating Company for the Merger; Position of Harrah's Entertainment, Harrah's Operating Company and Satchmo as to the Fairness of the Merger" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Merger;" "--JCC's Reasons for the Merger and Board of Directors' Recommendation;" "--Reasons of Harrah's Operating Company for the Merger; Position of Harrah's Entertainment, Harrah's Operating Company and Satchmo as to the Fairness of the Merger;" "--Interests of Certain Persons in the Merger;"" and "--The Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS;" "SUMMARY--Information Concerning the Special Meeting;" "--The Merger;" "SPECIAL MEETING OF STOCKHOLDERS--Record Date, Voting Rights, Quorum and Revocability of Proxies;" "--Required Vote;" "THE MERGER AGREEMENT--The Merger; Merger Consideration;" and "--Conditions to the Completion of the Merger" is incorporated herein by reference.


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         (d) The information set forth in the Proxy Statement under the captions
"SPECIAL FACTORS--Background of the Merger;" "--JCC's Reasons for the Merger and Board of Directors' Recommendation;" and "--The Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;" and "--The Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

         (f) Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) and (b) The information set forth in the Proxy Statement under the captions "SUMMARY--Special Factors;" "SPECIAL FACTORS--Background of the Merger;" "--JCC's Reasons for the Merger and Board of Directors' Recommendation" and "--The Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Financing of the Merger;" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Financing of the Merger;" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Expenses and Fees Associated with the Merger and the Special Meeting" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Financing" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY--The Parties;" "SPECIAL MEETING OF STOCKHOLDERS--Record Date, Voting Rights, Quorum and Revocability of Proxies;" "--Required Vote;" "SPECIAL FACTORS--Interests of Certain Persons in the Merger;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "TRADING MARKETS AND MARKET PRICE" and "SPECIAL FACTORS--Background of Harrah's Operating Company's Interest in JCC Common Stock" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) The information set forth in the Proxy Statement under the captions "SUMMARY--Information Concerning the Special Meeting;" "SPECIAL MEETING OF STOCKHOLDERS--Record Date, Voting Rights, Quorum and Revocability of Proxies" and "--Required Vote" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--JCC's Reasons for the Merger and Board of Directors' Recommendation" is hereby incorporated herein by reference.


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ITEM 13. FINANCIAL STATEMENTS.

         (a) The information set forth in the Proxy Statement under the captions "SELECTED HISTORICAL FINANCIAL DATA" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Proxy Statement under the caption "SPECIAL MEETING OF STOCKHOLDERS--Solicitation of Proxies" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "SPECIAL MEETING OF STOCKHOLDERS--Solicitation of Proxies" and "SPECIAL FACTORS--Expenses and Fees Associated with the Merger and the Special Meeting" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         The information set forth in the Proxy Statement and the proxy card is incorporated herein by reference.

ITEM 16. EXHIBITS.

         (a) Preliminary Proxy Statement on Schedule 14A together with the proxy card filed with the Securities and Exchange Commission on August 23, 2002 (incorporated herein by reference to the Proxy Statement).

         (c)(1) Opinion of Houlihan Lokey Howard & Zukin Capital, dated July 29, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement).

         (c)(2) Houlihan Lokey Howard & Zukin Capital Presentation to the Special Committee of the Board of Directors, dated July 29, 2002.

         (d)(1) Agreement and Plan of Merger, dated as of July 30, 2002, by and among JCC Holding Company, Harrah's Operating Company, Inc. and Satchmo Acquisition, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement).


         (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

         (g)    Not applicable.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





Dated: August 26, 2002

                                       JCC HOLDING COMPANY



                                       By /s/ CAMILLE FOWLER
                                          --------------------------------------
                                           Name:  Camille Fowler
                                           Title: Vice President - Finance



                                       HARRAH'S OPERATING COMPANY, INC.



                                       By /s/ STEPHEN H. BRAMMELL
                                          --------------------------------------
                                           Name:  Stephen H. Brammell
                                           Title: Senior Vice President and
                                                   General Counsel



                                       SATCHMO ACQUISITION, INC.



                                       By /s/ STEPHEN H. BRAMMELL
                                          --------------------------------------
                                           Name:  Stephen H. Brammell
                                           Title: Secretary


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